SIMPLE AGREEMENT FOR FUTURE EQUITY (POST-MONEY SAFE)

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR TRANSFERRED EXCEPT IN COMPLIANCE WITH APPLICABLE LAW.

COMPANY

BRB Capital Partners, Inc.

A Florida Corporation

150 SE 2nd Ave., Suite 300

Miami, Florida 33131

SAFE TERMS

This certifies that in exchange for the payment by [Investor Name] (the “Investor”) of $[Investment Amount] (the “Purchase Amount”), BRB Capital Partners, Inc. (the “Company”) hereby issues to the Investor a Post-Money Simple Agreement for Future Equity (“SAFE”).

KEY ECONOMIC TERMS

- Post-Money Valuation Cap: $16,000,000
- Discount Rate: 20%
- SAFE Type: Post-Money SAFE

1. EVENTS

(a) Equity Financing

This SAFE will convert into Preferred Stock at the lower of:

(i) Valuation Cap price

(ii) Discounted price (20%)

(b) Liquidity Event

Investor receives greater of:

- Purchase Amount

- Value based on Valuation Cap

(c) Dissolution Event

Investor receives Purchase Amount

2. DEFINITIONS

Equity Financing, Liquidity Event, Dissolution Event as standard definitions.

3. CAPITALIZATION

Post-Money SAFE with fixed ownership at time of investment.

4. COMPANY REPRESENTATIONS

Company is validly organized and authorized.

5. INVESTOR REPRESENTATIONS

Investor understands risks and can lose full investment.

6. NO STOCKHOLDER RIGHTS

No rights until conversion.

7. TRANSFER RESTRICTIONS

Transfers require Company consent except standard exceptions.

8. GOVERNING LAW

State of Florida

9. TAX TREATMENT

Intended as equity for tax purposes.

10. AMENDMENTS

Requires written approval.

SIGNATURES

COMPANY:

BRB Capital Partners, Inc.

By: _____

Name: Earl Burks

Title: President / CEO

INVESTOR:

Name: _____

Signature: _____

Date: _____